Exhibit 99.1

Alpha Tau Treats First Patient with Recurrent Lung Cancer

JERUSALEM, October 10, 2024 -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, announced today that its first patient with recurrent lung cancer has been treated, in a clinical trial at Hadassah Medical Center in Jerusalem, Israel.

The trial is designed to treat up to ten patients with recurrent tumors in the mediastinum area of the chest, and allows for the use of concurrent chemotherapy, targeted therapy, or immunotherapy, if indicated. The study will assess the safety and feasibility of delivering Alpha DaRT sources into the lung using an endobronchial ultrasound (EBUS) procedure, including by observing the rate of successful source placement and any treatment-related adverse events. In addition, the study will also assess the efficacy of Alpha DaRT for this indication by examining tumor response at one and three months after source insertion using RECIST criteria, as well as tumor coverage. Additional information about the trial can be found at https://www.clinicaltrials.gov/study/NCT05632913.

According to the WHO’s International Agency for Research on Cancer, lung cancer is the leading cause of cancer-related deaths worldwide, with almost 2.5 million new cases detected each year, and is often only diagnosed at advanced stages, when treatment options are limited. In the U.S., lung cancer is the third most common cancer, according to the Centers for Disease Control and Prevention, with an estimated 210,000 new cases per year.

“Alpha Tau continues to forge ahead with the application of Alpha DaRT to a broader set of indications, particularly in tumors in visceral organs and other complex cases,” said Alpha Tau Chief Executive Officer Uzi Sofer. “As we see continued clinician excitement and demand for use of the Alpha DaRT in an ever-increasing set of cancers, the ability to start treating patients in as terrible and widespread an illness as lung cancer is particularly meaningful.”

“The Institute of Pulmonology of Hadassah Medical Center is excited to utilize this groundbreaking EBUS-guided implantable alpha radiation technology to treat a patient with lung cancer for the first time,” noted Prof. Neville Berkman, MD, the study principal investigator and Director of the Institute of Pulmonology and Head of Adults and Invasive Pulmonology Unit, Hadassah Medical Center, who treated the patient. “The treatment makes use of bronchoscopic endobronchial ultrasound to insert the Alpha DaRT sources. We look forward to further examining the promise of what the Alpha DaRT treatment can offer lung cancer patients and their families.”

“Treating the first lung patient with the Alpha DaRT is a very exciting moment. We have already demonstrated the advantages of the Alpha DaRT technology in a number of other tumor types, but examining its application to an organ such the lung, given its proximity to vital healthy organs, may hopefully open new doors to a global population of patients with otherwise poor treatment options,” commented Alpha Tau Chief Medical Officer Robert Den, MD.

“Treating the first patient with lung cancer using Alpha DaRT marks a significant advancement, introducing a novel approach that combines the precision of alpha-emitting particles with the ability to selectively target and destroy tumor cells while minimizing damage to surrounding healthy tissues,” added Dr. Philip Blumenfeld, study co-investigator and Senior Radiation Oncologist and Head of Thoracic Radiation Oncology Services at Hadassah Medical Center. “In this specific case, the patient had already undergone conventional radiation therapy to the lung and lymph nodes, and additional radiation would have posed a high risk of serious harm to nearby structures, particularly the esophagus and bronchus.”

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com